EXHIBIT 4.26

                                February 9, 2004

Israel Discount Bank Ltd.

Dear Sirs,

           Re: AMENDMENT OF ADDITIONAL CONDITIONS FOR GRANTING CREDITS

Pursuant to Section 11.2 of the Additional Conditions for Granting Credits dated September 19, 2000, as amended by the Amendment of Additional Conditions for Granting Credits dated August 13, 2002 and the Amendment of Additional Conditions for Granting Credits dated July 30, 2003 (jointly the "Additional Conditions"), we hereby confirm our agreement to the amendment to the Additional Conditions as follows:

1. The parties hereby confirm that as of January 31, 2004 (the "New Calculation Date"), the outstanding balance of the Utilized Credit, including all interest due thereon as of the New Calculation Date, will be $1,568,960.

2. Notwithstanding any contrary terms of the Additional Conditions, the Utilized Credit shall be repaid as follows:

     2.1 During the period until January 31, 2005, no repayment of any portion of the Utilized Credit shall be made. Interest, to be calculated in accordance with the provisions of the Additional Conditions, shall continue to be paid as per the Additional Conditions.

     2.2 Commencing February 28, 2005, and thereafter on the last day of each month, the Borrower shall repay the outstanding balance of the Utilized Credit in 36 equal payments of principal and accrued Interest.

     2.3 In Section 1 of the Additional Conditions, the term "Maturity Date" shall be redefined as follows:

     ""Maturity Date" means the final date for repayment of the Utilized Credit, as specified in the Amendment to the Additional Conditions dated February __, 2004."

4.   Section 5 of the Additional Conditions shall be replaced by the following:

     "The Borrower undertakes to complete repayment of the Utilized Credit, in accordance with the repayment schedule agreed with the Bank as provided hereinabove, and no later than the Maturity Date."

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5.   Until at least one half of the outstanding principal of the Utilized Credit and accrued Interest has been repaid, the Borrower will not make any cash payment of management fees to any shareholder holding, directly or indirectly, 5% or more of the shares of the Borrower, or any related party to such shareholder, including without limitation Yozma Chofsheet Ltd. or any affiliate of Yozma Chofsheet Ltd. or Marc Belzberg

6. Except as modified hereby, the Additional Conditions shall remain operative and in effect without any change. This Amendment when executed and confirmed by the parties and subject to Section 7 below, shall be the sole amendment to the Additional Conditions made as of even date hereof and supercedes and replaces any previous amendment of similar content ..

7. This Amendment will take effect upon the closing by the Borrower of a new equity raising in an amount of at least $ 2.3 M, and with the closing of an agreement with Industrial Development Bank of Israel Ltd., but not later than 15.05.2004.

Please confirm your agreement to the above amendments to the Additional Conditions.

                                                Yours sincerely,

                                                e-SIM Ltd.

                                                By:    _______________

                                                Title: _______________

We confirm our agreement to the above amendments to the Additional Conditions.

____________________
Israel Discount Bank Ltd.

By:    _______________

Title: _______________